Disposal of Treasury Stocks as Employee Award

On March 5, 2013, the Executive Management Committee has resolved the plan on the disposal of the treasury stocks as follows:

• Purpose: Best performance and continuous service award
- Receiving Party: Officers and Employees of POSCO and its subsidiaries
- Planned amount: KRW 25,382,000
- Category and number of shares to be disposed: Common shares, 74 shares
- Disposal Method: Off-floor order
- Disposal Period: March 8, 2013 ~ March 8, 2013(1day)
- Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on February 7, 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee